Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 12, 2024

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) is pleased to announce the results of the vote on Directors at its April 11, 2024 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 8, 2024 was elected as a director. The voting results for the twelve directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	30,400,872	95.42	1,458,019	4.58	13,033,386	89.94	1,458,019	10.06
David L. Johnston	31,820,436	99.88	39,525	0.12	14,452,950	99.73	39,525	0.27
Karen L. Jurjevich	31,083,775	97.56	776,184	2.44	13,716,289	94.64	776,184	5.36
R. William McFarland	29,453,043	92.45	2,406,917	7.55	12,085,557	83.39	2,406,917	16.61
Christine N. McLean	31,401,498	98.56	458,463	1.44	14,034,012	96.84	458,463	3.16
Brian J. Porter	31,790,372	99.78	69,589	0.22	14,422,886	99.52	69,589	0.48
Timothy R. Price	30,609,480	96.08	1,250,479	3.92	13,241,994	91.37	1,250,479	8.63
Brandon W. Sweitzer	30,062,265	94.36	1,797,694	5.64	12,694,779	87.60	1,797,694	12.40
Lauren C. Templeton	31,807,451	99.84	52,510	0.16	14,439,965	99.64	52,510	0.36
Benjamin P. Watsa	31,396,926	98.55	463,035	1.45	14,029,440	96.80	463,035	3.20
V. Prem Watsa	29,799,908	93.56	2,052,032	6.44	12,432,422	85.83	2,052,032	14.17
William C. Weldon	24,884,378	78.13	6,967,559	21.87	7,516,892	51.90	6,967,559	48.10

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946